UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*
MedAvail Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58406B202
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B202

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,490,137 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,490,137 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,490,137 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein. The beneficial ownership information reported herein reflects a 1-for-50 reverse stock split (the “Reverse Stock Split”) of the Issuer’s Common Stock on July 31, 2023.

(3) Percent of class calculated based on the sum of: (i) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities Exchange Commission (the “SEC”) on August 14, 2023 (the “Form 10-Q”), plus (ii) 1,798,055 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

CUSIP No.: 58406B202

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,490,137 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,490,137 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,490,137 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein. The beneficial ownership information reported herein reflects the Reverse Stock Split of the Issuer’s Common Stock on July 31, 2023.

(3) Percent of class calculated based on the sum of: (i) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 1,798,055 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

CUSIP No.: 58406B202

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
104,503 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
104,503 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,503 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein. The beneficial ownership information reported herein reflects the Reverse Stock Split of the Issuer’s Common Stock on July 31, 2023.

(2) Percent of class calculated based on the sum of: (i) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 25,004 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

CUSIP No.: 58406B202

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
81,885 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
81,885 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,885 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein. The beneficial ownership information reported herein reflects the Reverse Stock Split of the Issuer’s Common Stock on July 31, 2023.

(2) Percent of class calculated based on the sum of: (i) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 15,104 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

CUSIP No.: 58406B202

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,129,595 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,129,595 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,595 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein. The beneficial ownership information reported herein reflects the Reverse Stock Split of the Issuer’s Common Stock on July 31, 2023.

(2) Percent of class calculated based on the sum of: (i) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (ii) 1,747,640 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

This amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021, by that amendment No. 2 to Schedule 13D filed with the SEC on January 14, 2022, by that amendment No. 3 to Schedule 13D filed with the SEC on April 6, 2022, by that amendment No. 4 to Schedule 13D filed with the SEC on July 6, 2022, by that amendment No. 5 to Schedule 13D filed with the SEC on March 15, 2023 and by that amendment No. 6 to Schedule 13D filed with the SEC on June 21, 2023 (collectively, the “Prior Schedule 13D”), by some or all of Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., RedCo I, L.P. and RedCo II Master Fund, L.P., relating to the common stock, $0.001 par value per share (the “Common Stock”), of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 7, the Prior Schedule 13D is unchanged.

ITEM 4.	Purpose of Transaction.

The paragraph below is hereby added prior to the last paragraph in Item 4 of the Prior Schedule 13D:

Effective as of February 2, 2024, Robert C. Faulkner resigned from his position as a member of the Issuer’s Board of Directors prior to the Issuer’s filing of a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware, which effectively eliminates the powers of the Issuer’s Board of Directors. Mr. Faulkner’s resignation was not the result of any disagreement with the Issuer regarding its operations, policies, or practices.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons after taking into account the Reverse Stock Split is comprised of the following: (i) 79,499 shares of Common Stock and warrants to purchase 25,004 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 22,582 shares of Common Stock and warrants to purchase 6,879 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 36,071 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 66,781 shares of Common Stock and warrants to purchase 15,104 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 31,915 shares of Common Stock and warrants to purchase 1,655 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 23,758 shares of Common Stock and warrants to purchase 1,232 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 5,407 shares of Common Stock and a warrant to purchase 541 shares of Common Stock held by RAF, L.P., (viii) 44,114 shares of Common Stock held by RedCo I, L.P., and (ix) 381,955 shares of Common Stock and warrants to purchase 1,747,640 shares of Common Stock held by RedCo II Master Fund, L.P.

Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D:

(i) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (x) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 1,798,055 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split;

(ii) the percent of class beneficially owned by Redmile Capital Fund, L.P. is calculated based on the sum of: (x) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 25,004 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split;

(iii) the percent of class beneficially owned by Redmile Strategic Master Fund, LP is calculated based on the sum of: (x) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 15,104 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split; and

(iv) the percent of class beneficially owned by RedCo II Master Fund, L.P. is calculated based on the sum of: (x) 1,613,911 shares of Common Stock outstanding as of August 8, 2023, as disclosed in the Issuer’s Form 10-Q, plus (y) 1,747,640 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing, in each case, after taking into account the Reverse Stock Split.

(b)        Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,490,137

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,490,137

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,490,137

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,490,137

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 104,503

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 104,503

Redmile Strategic Master Fund, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 81,885

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 81,885

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,129,595

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,129,595

(c) No transactions have been effected by the Reporting Persons during the past sixty days.

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The section in Item 6 of the Prior Schedule 13D entitled “Appointment of Rob Faulkner as Chairman of the Board of Directors” is hereby amended and restated in its entirety as follows:

Resignation of Robert C. Faulkner from the Board of Directors

Effective as of February 2, 2024, Robert C. Faulkner resigned from his position as a member of the Issuer’s Board of Directors prior to the Issuer’s filing of a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware, which effectively eliminates the powers of the Issuer’s Board of Directors. Mr. Faulkner’s resignation was not the result of any disagreement with the Issuer regarding its operations, policies, or practices.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: February 6, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: February 6, 2024	Redmile Strategic Master FUnd, LP
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: February 6, 2024	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: February 6, 2024	ReDCO II master fund, L.P.
By: REDCO II (GP), LLC, its GENERAL PARTNER

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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